

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Mr. Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation plc
70 Sir John Rogerson's Quay
Dublin 2, Ireland

> **RE:** **Eaton Corporation plc**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 28, 2013**
> **Response Letter dated June 12, 2013**
> **File No. 0-54863**

Dear Mr. Fearon:

We have reviewed your response letter dated June 12, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Note 6. Retirement Benefit Plans, page 35

1. We note your response to comment one from our letter dated May 29, 2013. It appears that your U.S. plans had a 10 year actual rate of return of 7.6% as of December 31, 2012 compared to the 8.5% expected return on assets assumption used to calculate your pension expense. It is unclear why you believe that the most recent three year actual rates of return are more representative of long-term earnings expectations than the ten year actual rates of return. So that we may more fully understand the reasonableness of your expected return on assets assumptions, please provide us with your five and 15 year actual rates of return for both your U.S. and U.K. plans as of December 31, 2012.

Note 14. Business Segment Information, page 58

2. We note your response to comment two from our letter dated May 29, 2013. Please describe for us in detail how you determined that the re-segmentation was not considered a material change to your affairs. In that regard, we note that the November 30, 2012 acquisition of Cooper Industries plc was a significant transaction for your company and appears to have contributed to your decision to reorganize and re-segment your business. Please refer to question 126.40 of our Compliance and Disclosure Interpretations for Securities Act Forms which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

    You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

    Sincerely,

    /s/ Rufus Decker

    Rufus Decker
    Accounting Branch Chief